MEDCLEAN TECHNOLOGIES, INC.
3 TROWBRIDGE DRIVE
BETHEL, CT 06801

July 13, 2011

Jeffrey Gordon
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:	MedClean Technologies, Inc. Item 4.01 Form 8-K Filed July 5, 2011 File No. 0-3125

Dear Mr. Gordon:

By letter dated July 11, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MedClean Technologies, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s current report on Form 8-K, originally filed on July 5, 2011 (the “Form 8-K”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

General

1.      Please amend the Form 8-K to state, if true, that the former accountant’s  reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles except that the reports included in your December 31, 2010 and December 31, 2009 Forms 10-K contained a modification to the effect that there was substantial doubt as to your ability to continue as a going concern.  See Item 304(a)(l)(ii) of Regulation S-K.

RESPONSE: The Company has amended the Form 8-K to provide the proper and relevant disclosure in accordance with Item 304(a)(1)(ii) of Regulation S-K.

2.      You currently disclose that during the year ended December 31, 2010 and the subsequent interim period prior to the engagement of your new accountant, you did not consult with your new accountant.  Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the years ended December 31, 2009 and 2010 and through June 29, 2011, the date of engagement of your new accountant.  Refer to Item 304(a)(2) of Regulation S-K.

RESPONSE: The Company has amended the Form 8-K to provide the proper relevant disclosure in accordance with Item 304(a)(2) of Regulation S-K.

3.      To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE: The Company has obtained an updated Exhibit 16 letter from the Company’s former accountants stating that the accountant agrees with the statements made the Company’s amended Form 8-K.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

David Laky
David Laky
Chief Executive Officer